Exhibit 99.1

22 February 2005	For media enquiries please contact James Rickards on Tel: 61 2 8274 5304 Mob: 0419 731 371. For investor/analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011

Articles recently appearing in The Australian

Recent articles published in The Australian newspaper concerning James Hardie’s exposure to potential asbestos-related claims in the United States (US) significantly misrepresent the facts.

The Australian published today an article discussing cases pending against James Hardie subsidiaries in a Californian court.

The company does not anticipate receiving a significant number of future legitimate claims for asbestos compensation from the US, as outlined by James Hardie CFO, Russell Chenu, during the company’s third quarter results presentation (February 14 2005).

James Hardie has never manufactured products containing asbestos in the US.

The few asbestos-related cases pending in California naming James Hardie entities are suits only against its US subsidiaries, which have never used asbestos. We are therefore confident that any such cases will be dismissed as either time-barred or wholly lacking in any evidence of exposure to any asbestos-related product manufactured or sold by any James Hardie entity.

Any current compensation claims, from Australia or overseas, against the former subsidiary companies of James Hardie are received and assessed by the Medical Research and Compensation Foundation (MRCF), not by the company. It is the MRCF, not James Hardie, which recently settled a US case. Neither the company nor any of its subsidiaries was a party to this action and we did not contribute towards any settlement.

James Hardie denies the uncorroborated claims made by The Australian newspaper on Saturday 19 February 2005 that the company is lobbying, directly or indirectly, the US Government regarding the handling of asbestos compensation claims.

James Hardie continues to work with the NSW Government, ACTU and other parties towards establishing a long-term financial compensation agreement for all legitimate Australian claimants. This voluntary agreement will be subject to financier and shareholder approval.

End

Investor and Analyst Enquiries:

Steve Ashe – Vice President, Investor Relations
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au

Media Enquiries:

James Rickards
Telephone: 61 2 8274 5304
Mobile: 0419 731 371
Email: media@jameshardie.com.au
Facsimile: 61 2 8274 5218

www.jameshardie.com

Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with the Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:

•	projections of our operating results or financial condition;

•	statements of our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance or that of the United States, Australia or other countries in which we operate; and

•	statements about product or environmental liabilities.

Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include but are not limited to: all matters relating to or arising out of the prior manufacture of asbestos by ABN 60 and certain former subsidiaries; competition and product pricing in the markets in which we operate; general economic and market conditions; compliance with and possible changes in environmental and health and safety laws; the successful transition of new senior management; the success of our research and development efforts; the supply and cost of raw materials; our reliance on a small number of product distributors; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; risks of conducting business internationally; compliance with and changes in tax laws and treatments; and foreign exchange risks. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.

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